Securities and Exchange Commission                    12 July 2024
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:
We have read the Form 6-K dated 12 July 2024 for Aspen Insurance Holdings Limited and are in agreement with the statements contained therein in relation to the resignation of the independent registered public accounting firm.
We have no basis to agree or disagree with other statements of the registrant contained therein.
/s/ Ernst & Young LLP
London, United Kingdom